Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Robert R. Hill Jr.
2(b) Relationship to Issuer
CEO
2(c) Address Street
934 Hampton Hill Road Columbia, SC 29209
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare
250 Royall Street
Canton, MA 02021

3(c) Number of share or other units to be sold
16,000

3(d)Aggregate Market Value
$1,107,000.00

3(e) Number of shares or other units outstanding
24,195,226

3(f) Approximate Date of Sale
7/26/2016

3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
1/2/07
1/2/08
1/22/09


Nature of Acquisition Transaction
Stock Option Grant

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
5,516
5,140
5,250

Date of Payment:
7/26/16


Nature of Payment:
Cash



Table II  Securities sold during past 3 months:
N/A